Curastory

The first marketplace connecting vetted video content to media buyers

🐦 f ⓘ **CURASTORY.CO** NEW YORK NEW YORK

Entertainment Technology Advertising

Marketplace Media





Athletes and creators have historically been taken advantage of by traditional media publishers embellishing their storylines for profit, but social and digital media has almost eliminated this entirely. I quit ESPN because I observed this and decided to create a company that allows influential creators to monetize and distribute their own media.

Tiffany Kelly Founder & CEO @ Curastory

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Why you may want to support us...

1   We have had over 100 sign ups in 5 months from users with the NBA, NFL, Olympics, Netflix, Starz, and many more!

2   We are among the first platforms allowing NCAA student-athletes to monetize their own media, a new market worth $1.1B.

3   We are growing by 50% month-over-month in site visits and sign-ups.

4   We are made up of sports and entertainment experts from previous brands such as ESPN, NBA, NFL, NCAA, USOC, and MLS.

The founder

MAJOR ACCOMPLISHMENTS



Tiffany Kelly
Founder & CEO
Built the ESPN College Football Fan Happiness Index, an index quantifying an intangible trait throughout college football programming.



Why people love us



"While working with LeBron James at Uninterrupted I noticed that anyone that has a following should be able to streamline a path to monetization, but that still doesn't exist today. [Curastory] will be beneficial in getting content to and in front of people who want to monetize it, making sure there is no disconnect with the content and the audience."

Andrew Hawkins
Former NFL Player and Director of Business Development at Uninterrupted

SEE MORE

Downloads

🗎 Curastory Pre-Seed Deck.pdf

The Genesis of Curastory

We started this journey summer 2019 and have made waves in just a short amount of time.

We noticed at ESPN there needed to be a change

Historically, traditional media publishers have maintained power. Publishers decide what stories are relevant, how much the story is worth, who is valued the most to tell the story, and what to put into the story to generate clicks. However, with the launch of the internet and social media in the early to late 2000s, that came to an abrupt halt.

Influential creators, like athletes, now have as large of an audience as publishers throughout their social and digital media accounts. With this, they in turn want to create, own, monetize, and distribute their own media where they can tell their own stories.

Kevin Durant and the uneasy relationship between athletes and the media

The Undefeated article showing tense relations between athletes and the media written by Domonique Foxworth

A law change sprung us into action

One of the most powerful institutions in all of sports and entertainment has decided to allow its members to monetize their content. On May 14, 2019, the NCAA announced its change of heart in allowing student athletes to monetize their name, image, and likeness individually in their 109-year history. From this news, Curastory was born.

In addition to student athletes, we believe all content creators should have freedom of monetization for their individual stories and not have their stories told for them, so we decided to do something about it. We silent launched our website in August 2019 and are growing in visits by 50% month over month. Woah! 📈

We began onboarding the best team in the business

We began onboarding the best team in the business

In order to take on the behemoth that is sports, media, and entertainment, we needed the perfect team.

Our leader, Tiffany, is one of the best algorithm developers in all of entertainment, but needs help in the marketing department. Our design and content experts, Austin and Astasia, can bring any idea to life, but need assistance in forming other connections needed to get our company to run. And lastly, our go-to person for all things public policy, D'Bria, stands in some of the most powerful rooms to strike deals for our content creators, but her experience is mostly legal affairs. Because each of us understands our strengths and weaknesses, we form a team with founder-market fit being advised by some incredible industry experts.

Oh, we also understand that diversity of thought produces some of the greatest storylines and products, so we wanted to make sure our founding team matched that. 67% of our team is both African-American and female. How's that for diversity and inclusion!


TEAM + ADVISORS
Tiffany Kelly
Founder & CEO
Former ESPN, NBA
Austin Schiffer
Lead UX Designer
Former USOC
Astasia Williams
Content Lead
Former NFL, MLS
D'Bria Bradshaw
Legal Affairs Lead
Former NCAA
Jamie Lund
Advisor
Polyphonic & Co
Maisha Leek
Advisor
Human Ventures

Our phenomenal founding team and advisory board

We are first starting with athlete content creators, then...

Because it's what we know best, we are first starting with athletes that create content from engaging topics. Some of the most successful companies historically have started with solving a distinct problem for an extremely small segmentation of users. Don't believe me? Let's list a few to see.

- Facebook: Harvard students --> College students --> Everyone

- Tesla: Clean tech / High-end electric sports cars --> Luxury electric sedan market

- PayPal: eBay auctions --> eBay "PowerSellers" --> All online payments

- Amazon: Books --> CDs, video, software... --> EVERYTHING

- **Curastory: Athletes --> Entertainers / Educational Creatives --> All creators**

Why so small? Quoting one of my favorite books that I read in 2019 directly...

> *Every startup is small at the start. Every monopoly dominates a large share of its market. Therefore, every startup should start with a very small market. Always err on the side of starting too small. The reason is simple: it's easier to dominate a small market than a large one.*
>
> *- Zero to One, Peter Thiel*


CURATOR SEGMENTATION
After scorecard calculation, we then segment acceptance of curators into the platform by 3 groups.
Year 1
First Gen Curators
Athletes, Musicians, Comedians
Educational Creatives
On-Camera Personalities
Years 2 – 3
Second Gen Curators
Macro, Micro, Nano
Social Media Influencers
Years 3 – Exit
Third Gen Curators
Actors
Filmmakers
Screenwriters
General Public Storytellers

Segmentation of our content creation supply

We are sticking to what we know best with the unique network our founding team has created over the years within sports and entertainment. Everyday content creators, we will soon get to helping you own, monetize, and distribute your content!

We are building everyday to match what our users need

In order to create the right product for the growing concerns of our creators and the monetization of their content, we have had over 50 interviews with athletes, musicians, comedians, on-camera personalities, educational creatives, influencers, filmmakers, screenwriters and producers.

> *"I do not like how we have to keep proving to media buyers that our storylines are wanted by our audiences. We need a platform that helps to show engagements on a future storyline so buyers can bite."*
>
> *- Emmy Award-Winning Producer*

Creators know what content is relevant for those tuned-in, but are buyers listening?

We understand that media buyers care about eyeballs and want to use the influence of the content creator to achieve recognition for their brand, but to what end? We have also had over 50 user interviews with digital marketers, paid social media gurus, influencer marketing strategists, and streaming platform executives to understand their content acquisition concerns.

> *"Twenty-five years ago the [advertising] model focused heavily on eyeballs. Now, the model is moving towards actual dialogues with customers. When we try to find those customer segments, we notice they are online engaging with user-generated content, something that TV will never have."*
>
> *- Fortune 100 Global Marketing VP*

After aggregating all of the important information from our content creators and media buyers, we have settled on a marketplace product that works for all. Take a peek below to find out more on what that looks like! 😊

Buyers are able to browse content by topic, creator, length, projected engagements, and current price listing.


curastory
Curator
Explore
Purchased
My Bids
Stats
Calendar
Help
Search
Length
Engagement
Price
Featured Content
Video Name
Video Name
Video Name
Video Name
View More
Content Closing Soon
Video Name
Video Name
Video Name
Video Name
View More

Buyers explore content

Creators are able to have multiple bids come in on their generated storyline from media buyers through a transparent, content bidding process.


curastory
Curator
Explore
Purchased
My Bids
Stats
Calendar
Help
Back
Video Name
Time left to Bid
1 Day 10 Hours 00:00:00
YouTube
SELECT
Price $$$
Total Amount $0
PLACE A BID
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod
Posted by Curator Name
Joined Sept 2019
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam, quis nostrud exercitation ullamco laboris nisi ut aliquip ex ea commodo consequat. Duis aute irure dolor in reprehenderit in voluptate velit esse cillum dolore eu fugiat nulla pariatur. Excepteur sint occaecat cupidatat non proident, sunt in culpa qui officia deserunt mollit anim id est laborum.
Comentary
Social Impact
Lorum
Lorum
Lorum

Buyers bid on content after selecting it from the explore page

While maintaining the privacy of content buyers, they are also able to see where their bid stands in relation to other interested buyers to re-bid. If the feature is turned on during account setup, we only show content creators the top 3 bidders according to our proprietary brand matchmaking algorithm.


curastory
Curator
Explore
Purchased
My Bids
Stats
Calendar
Help
Current Bids
Podcast Name
Current Bid
$$$
Your Bid
$$$
Time Left to Bid
00:00:00
Change Bid
Article Name
Current Bid
$$$
Your Bid
$$$
Time Left to Bid
00:00:00
Change Bid
Video Name
Current Bid
$$$
Your Bid
$$$
Time Left to Bid
00:00:00
Change Bid


Saved Content
PLACE A BID
No longer Accepting Bids
Dismiss
PLACE A BID
Video Name
$9,000
150

Buyers are able to see all of their bids


curastory
Current Bids
Podcast Name
Article Name
Video Name
Current Bid
Your Bid
Time Left to Bid
Change Bid
Change Bid
John Smith
Change Bid
$900
Saved Content
PLACE A BID
Dismiss
PLACE A BID

Buyers are able to see more information on a bid placed and change their bid

Advertising business models are not dead

According to Mary Meeker 2019 trends, yes, the gap for time spent to ad spend ratio has been closed for desktop and mobile. However, new players uniquely calculating return on advertising spend instead of only focusing on impressions are owning the future of content marketing.


Content Attribution
Content marketing buyers stress less about calculating attribution of content campaigns.
Content Consumers
Buyer Site / App
Visits
Purchases
Conversions
Return on
Content Spend %
Content engagement through RSS feeds are tracked for attribution for the first 30 days from the content posting

Unique identifiers are assigned to users from content engagement when visiting the brand website

Through RSS feeds, we are able to assign unique identifiers for consumers that stream, download, like, share, or comment on content. From that unique pixel, we are able to connect the engagement to code snippets on media buyers' websites or apps and calculate return on content spend from visits, purchases, and conversions as one of the many offerings within our analytics dashboard.

Now, we need your help to launch successfully

Our founding team is currently building the product you see above in their free time because we all care so deeply about content creators owning, monetizing, and distributing their own stories.

We are sharing our progress with you all - our friends, family, future content creators, and future customers because we want to bring you along for the ride. Our team would not share our funding goals publicly if we have not already invested our personal capital in time and money. Since silent launch, our team has invested over $5,000 of our own capital into building Curastory thus far.

Your support would not only assist us in building Curastory full-time, but give you an equity stake in the company that will increase over time as our valuation increases! 💸



USE OF FUNDING
$300,000 Needed
% breakdown included
Web App, 35%
fully functional site
Full-Time Builders, 50%
developer, data scientist, and designer
Launch, 15%
by Quarter 1 2020
500 Curators
from Segment 1 by end of Year 1
1,500 Listings
uploaded from curators by end of Year 1
$1,200,000 GMV
by end of Year 1

Use of the pre-seed funds we raise

We are incredibly excited to bring you along this amazing journey to give power back to content creators while assisting content buyers in being connected with the right stories. With that being said, welcome to the CS community and thank you for choosing us! 🧡

Investor Q&A

– COLLAPSE ALL

What does your company do?

Curastory is the first online marketplace connecting creators looking to own, monetize, and distribute their video content to media buyers. These media buyers are digital marketers wanting to find content to market through or streaming buyers wanting to find content to license for their platforms. Content creators upload video content within our

marketplace. From this upload, our technology then generates a listing for media buyers to browse to place a bid on to sponsor or license.

Where will your company be in 5 years? ⌄

In 5 years, Curastory hopes to be and is currently growing by 500 creators each year by accepting athletes, musicians, comedians, on-camera personalities, influencers, filmmakers, actors, and other general public storytellers into our marketplace. We also project to have over $20 million in gross merchandise value month over month by 2024 with an 85% user retention rate where retention is a buyer bidding on 1 content listing within a 12-month period (projections not guaranteed).

Why did you choose this idea? ⌄

Athletes and creators have historically been taken advantage of by traditional media publishers embellishing their storylines for profit, but social and digital media has almost eliminated this entirely. I quit ESPN because I observed this and decided to create a company that allows influential creators to monetize and distribute their own media.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The idea of Curastory was created because for the first time in their 109-year history, the NCAA is allowing student athletes to monetize their name, image, and likeness, which will solely be through their own content online. Also in the past 2 years, 100+ streaming platforms have been created and have increased their content budget by $11.5 billion looking for more licensed content and storylines. Furthermore, some of the most prominent names in sports and entertainment have ditched media publishers and created their own media networks, such as Will Smith, Alex Morgan, Tom Brady, and many more. Now has proven to be the exact moment for a model to exist that allows individuals to monetize stories separate from media publishers.

How far along are you? What's your biggest obstacle? ⌄

We are pre-revenue currently building out our MVP. We have validated our market need with over 100 user interviews and sign-ups with athletes, brand managers, content creators, digital marketing executives, and streaming platforms from brands such as, the NBA, NFL, NCAA, CAA, Wasserman, Excel Sports Management, Netflix, Quibi, Starz, and many more.

Who competes with you? What do you understand that they don't? ⌄

We are in competition with influencer marketplaces that allow creators to monetize from brands, like Opendorse or INFLCR, however they eliminate the media storyline only focusing on the product ad, or like American Film Market for streaming platforms, however it is offline.

At Curastory, we differentiate ourselves by moving away from inflated, branded content that is inauthentic to Gen Z and millennial audiences, and closer to authentic content that creators' followers will be tuned in to because we calculate projected engagements.

How will you make money? ⌄

For a total addressable market of $1 trillion, we take a 10% commission on each marketplace transaction of a successful content listing bid. We also take a 3% fee on the side of the creator to substitute the Stripe API fee supporting our connected account transactions.

We recommend base prices for every content listing based on a variety of factors including: the platform posted to, the creator's past engagements, and current market research on video content genre most engaged with online. If we recommend a $9,000 12-min video listing on fitness for a creator with above 1 million followers with our price generator, we would profit $900 and the creator would profit $7,857 after posting to his or her social and digital media channels.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

If Curastory fails, it would be because it is too creator-focused and not enough value propositions for the brand wanting to license or sponsor the content. Right now, the only offerings in the market are marketplaces connecting influencers to brands to create custom content for them. This is an obvious, safe play that brands are used to with the brands having full ownership over the content and telling the creator what content to create. However, branded content is seen as a necessary evil by our users and they are hoping for a better alternative which Curastory is leaning into through engaging video content that does not promote the product at the center, but matches to their brand story.